

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

<u>Via E-mail</u>
Dennis Healey
Chief Financial Officer
As Seen On TV, Inc.
14044 Icot Boulevard
Clearwater, Florida 33760

>   **Re: As Seen On TV, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 26, 2012**
>   **File No. 333-185688**

Dear Mr. Healey:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Proposal I – The Merger, page 35

Opinion of eDiets' Financial Advisor, page 42

1. You state on page 43 that eDiets and As Seen On TV provided Cassel Salpeter with financial projections with respect to the future financial performance of each respective company and certain forecasts and estimates of potential cost savings and other synergies expected to result from the merger. Please revise your registration statement to disclose these projections, forecasts and estimates.

The Merger Agreement, page 57

Representations and Warranties, page 61

2. We note your cautionary statement concerning the representations and warranties in the Merger Agreement in the last sentence of the second full paragraph on page 62. Please note that disclosure regarding an agreement's representations or covenants in a registration statement constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these or similar cautionary statements in your filing, please revise them to eliminate any implication that your stockholders cannot rely on them for disclosure purposes and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by the federal securities laws.

Material U.S. Federal Income Tax Consequences of the Merger, page 69

3. We note that you represent that the merger will be tax free, and provide other disclosure regarding the tax consequences of the merger. Please disclose the source of such tax-related information. See Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

Board of Directors and Management of As Seen On TV Following The Merger, page 102

4. We note that you have disclosed on page 7 that "at the Effective Time, Ms. Hartnett, eDiets' current chief executive officer, is expected to enter into an employment agreement with As Seen On TV relating to her continued employment at eDiets." Please provide relevant disclosure regarding Ms. Hartnett's employment at eDiets under the section titled "Board of Directors and Management of As Seen On TV Following The Merger" or explain why this is not appropriate.

Security Ownership of Certain Beneficial Owners and Management of As Seen On TV After the Merger, page 109

5. We note that the headings to the second and fourth columns of the table on page 109 have footnote references which do not appear to correspond correctly to the text of the footnotes identified. Please revise or clarify the table and footnotes accordingly.

Comparison of Certain Rights of Stockholders of As Seen On TV and Stockholders of eDiets, page 110

6. We note the statement in the fourth sentence of the introductory paragraph qualifying the description comparing the material differences between the rights of As Seen On TV stockholders and eDiets stockholders. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Please revise your disclosure accordingly.

Appendix B. Opinion of Cassel Salpeter & Co., LLC, page B-1

7. The staff notes the limitation on reliance by shareholders in the fairness opinion provided by Cassel Salpeter in the first sentence of the third to last paragraph on page B-4. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.   Alternatively, please disclose the basis for Cassel Salpeter's belief that shareholders cannot rely upon the opinion to support any claims against Cassel Salpeter arising under applicable state law (e.g., the inclusion of an express disclaimer in Cassel Salpeter's engagement letter with your company).   Describe any applicable state-law authority regarding the availability of such a potential defense.   In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Cassel Salpeter would have no effect on the rights and responsibilities of either Cassel Salpeter or the board of directors under the federal securities laws.

Part II, page II-1

Item 22. Undertakings, page II-1

8. Please revise to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Exhibit Index, page II-4

9. We note that you have not yet filed a legality opinion or a tax opinion. With your next amendment, please file legality and tax opinions as exhibits. See Items 601(b)(5)(i) and 601(b)(8) of Regulation S-K and of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Brian Pearlman
       Pearlman Schneider LLP